U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 10-SB/A
                                (Amendment No. 2)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              Pinnacle Foods, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


        Pennsylvania                                        23-3008972
-------------------------------                         ------------------
(State or Other Jurisdiction of                         (I.R.S.  Employer
Incorporation or Organization)                          Identification No.)


   980 Glasgow Street, Pottstown, PA                          19464
----------------------------------------                    ----------
(Address of Principal Executive Offices)                    (Zip Code)


                                 (610) 705-3620
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:


       Title of Each Class                 Name of Each Exchange on Which
       to be so Registered                 Each Class is to be Registered

             None
       -------------------                 ------------------------------


     Securities to be registered under Section 12(g) of the Act:



                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX
                                                                            Page
                                                                            ----

PART I   .....................................................................3

   Item 4. Security Ownership of Certain Beneficial Owners and Management.....3

PART II  .....................................................................3
   Item 3. Changes in and Disagreements with Accountants......................3

PART F/S   Financial Statements...............................................5

PART III ....................................................................33

   Item 1. Index to Exhibits.................................................33

                                     Part I

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth, as of October 8, 2001, the number of shares and percentage of Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially five percent or more of our outstanding common stock, (ii) each Company director, (iii) each Company executive officer, and (iv) all directors and executive officers as a group:

------------------------------------------------------------------------------------------------------------------
         Name and Address (1)
           of Individual or                   Shares of Common Stock             Percentage of Common Stock
           Identity of Group                    Beneficially Owned                   Beneficially Owned
------------------------------------------------------------------------------------------------------------------

Michael D. Queen                                  1,095,834 (2)                            4.21 %
------------------------------------------------------------------------------------------------------------------
Thomas P. McGreal                                    75,000 (3)                            0.29 %
------------------------------------------------------------------------------------------------------------------
Dennis Bland                                          5,000 (4)                            0.02%
------------------------------------------------------------------------------------------------------------------
C. Brent Moran                                       75,000 (5)                            0.29 %
------------------------------------------------------------------------------------------------------------------
Joseph W. Luter, IV                                       0                                0.00 %
------------------------------------------------------------------------------------------------------------------
Michael H. Cole                                           0                                0.00 %
------------------------------------------------------------------------------------------------------------------
Smithfield Foods, Inc.                           13,003,494                               50.00 %
------------------------------------------------------------------------------------------------------------------
All directors and officers as a group             1,250,834 (2) (3) (4) (5)                4.81 %
(6 persons)
------------------------------------------------------------------------------------------------------------------

______________
(1) The address of Messrs. Joseph W. Luter, IV and Michael H. Cole is c/o Smithfield Foods, Inc., 200 Common Street, Smithfield, VA 23430. The address of all other individuals identified in the table is c/o Pinnacle Foods, Inc. 980 Glasgow Street, Pottstown, PA 19464.
(2) Excludes 20 shares owned of record by Mr. Queen as custodian for his son, as to which Mr. Queen disclaims beneficial ownership. Includes 112,500 shares to which Mr. Queen will have a vested option within sixty days.
(3) Comprises 75,000 shares to which Mr. McGreal will have a vested option within sixty days.
(4)  Includes 5,000 shares held by Mr. Bland's wife.
(5) Includes 12,500 shares to which Mr. Moran holds a vested option and an additional 12,500 shares to which Mr. Moran will hold a vested option within sixty days.


                                     Part II

Item 3.   Changes in and Disagreements With Accountants.

         The Company engaged Larson, Allen, Weishair & Co., LLP ("LarsenAllen") to audit the Company's financial statements for the period ended December 31, 1999. Subsequent to the completion of that audit, Pinnacle decided to change accountants from LarsonAllen to Kronick Kalada Berdy and Co., P.C. ("KKB"). When the decision to change accountants was made by the Board of Directors, on or about September 1, 2000, the Company knew of no disagreements between the Company and LarsenAllen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Furthermore, LarsenAllen's report on the Company's financial statements (for the period ending December 31, 1999) did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles.

         In July of 2001, the Company learned that LarsenAllen's audit of the Company's financial statements for the period ended December 31,1999 did not meet the SEC's requirements for auditor independence. At that time, in order to comply with the requirements of this Registration Statement on Form 10-SB, the Company engaged KKB to audit the Company's financial statements for the period ended December 31, 1999. The Company believes that LarsenAllen breached its engagement with the Company and intends to seek compensation from LarsenAllen. LarsenAllen disputes the Company's claims.

         Presently, there are no disagreements between the Company and LarsenAllen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, except that the Company believes that the auditing procedure that LarsenAllen followed should have complied with SEC requirements for auditor independence. KKB's reports on the Company's financial statements (for the periods ended December 31, 1999, and 2000) did not contain an adverse opinion or disclaimer of opinion nor was either modified as to uncertainty, audit scope or accounting principles.

                                    PART F/S









                     Unaudited Financial Statements for the

               Three Month Periods Ended June 30, 2001 and 2000,

           and for the Six Month Periods Ended June 30, 2001 and 2000





       Audited Financial Statements for the Period Ended December 31, 2000

                    Notes to the Audited Financial Statements

                     For the Period Ended December 31, 2000





       Audited Financial Statements for the Period Ended December 31, 1999

                    Notes to the Audited Financial Statements

                     For the Period Ended December 31, 1999

                              PINNACLE FOODS, INC.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)


                                     ASSETS
                                                                    For the period ended June 30, 2001
                                                                    ----------------------------------
Current Assets:
    Checking and Savings                                                        4,315,065
    Receivables, less Allowance                                                 2,693,716
    Inventory                                                                     862,681
    Other                                                                          18,500
    Prepaid Expenses                                                               21,045
                                                                          ------------------
       Total Current Assets                                                     7,911,005

Fixed Assets:
    Property and Equipment                                                      3,538,712
    Less Accumulated Depreciation                                                 631,391
                                                                          ------------------
       Total Fixed Assets                                                       2,907,320

Other Assets:                                                                      33,494

Total Assets:                                                                  10,851,820
                                                                          ==================


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:
    Current Installments on Capital lease obligations                             264,903
    Accounts Payable                                                            4,316,544
    Accrued Expenses                                                              531,881
                                                                          ------------------
       Total Current Liabilities                                               5,113,328,

Capital Lease Obligations less current installments                               830,550

Stockholder's Equity:
    Common Stock                                                                  134,499
    Additional Paid-In Capital                                                 11,871,308
    Deficit                                                                    (6,705,382)
    Deferred Compensation                                                        (392,484)
                                                                          ------------------
       Total Stockholder's Equity                                               4,907,942

Total Liabilities and Stockholder's Equity                                     10,851,820
                                                                          ==================

                              PINNACLE FOODS, INC.
                             Statement of Operations
               For the Three and Sixth Month Periods Ended June 30
                                   (Unaudited)

                                                 For The Three Month Period   For The Six Month Period
                                                       Ended June 30,              Ended June 30,
                                                      2001         2000          2001          2000
                                                      ----         ----          ----          ----
     Sales                                        $ 8,017,624  $ 1,359,258  $ 18,968,494    $ 2,116,367
     Cost of Goods Sold                             7,505,517    1,473,499    18,651,159      2,390,856
                                               ---------------------------------------------------------
     Gross Profit                                     512,107    (114,242)       317,334      (274,489)
     General and Administrative Expenses              702,580      376,885     1,440,230       570,453)
                                               ---------------------------------------------------------
              Loss from Operations                  (190,473)    (491,122)   (1,122,896)      (844,941)
     Other Expenses
         Interest Expense (Net)                        55,562       20,780        84,411         42,173
                                               ---------------------------------------------------------

          et Loss
         N                                          (246,035)    (511,907)   (1,207,308)      (887,115)
                                                   ==========   ==========    ==========     ==========
     Lose per share
         Basic                                         (0.01)        (0.3)        (0.08)         (0.06)
                                                   ==========   ==========    ==========     ==========
     Weighted Average Shares                       16,804,139   17,309,106    15,309,666     16,054,771
                                                   ==========   ==========    ==========     ==========

                              PINNACLE FOODS, INC.

                    January 1, 2000 through DECEMBER 31, 2000

                          Independent Auditors' Report





Board of Directors
Pinnacle Foods, Inc.
Pottstown, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ KRONICK KALADA BERDY & CO.
Kingston, Pennsylvania
February 16, 2001, except April 24, 2001
for footnotes 11, paragraphs 2 and 3, and 13.

                              PINNACLE FOODS, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS

Current Assets:
   Receivables:
     Trade, net of allowance for doubtful accounts
       of $25,595                                                   $ 1,290,194
     Other                                                               95,410
   Inventory                                                            477,765
   Prepaid expenses                                                      49,834
                                                                    --------------
     Total current assets                                             1,913,203
                                                                    --------------

Property and equipment                                                3,030,574
Less accumulated depreciation                                           369,846
                                                                    --------------
     Net property and equipment                                       2,660,728

Other assets                                                             38,698
                                                                    --------------

                                                                    $ 4,612,629
                                                                    ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Notes payable                                                    $   400,000
   Current installment of capital lease obligations                     254,179
   Accounts payable                                                   2,887,875
   Accrued expenses                                                     276,305
                                                                    --------------
     Total current liabilities                                        3,818,359
                                                                    --------------

Capital lease obligations, less current installments                    793,891
                                                                    --------------

Stockholders' equity:
   Common stock                                                         133,673
   Additional paid-in capital                                         5,768,372
   Deficit                                                           (5,483,016)
   Deferred compensation                                               (418,650)
                                                                    --------------
                                                                            379
                                                                    --------------
                                                                    $ 4,612,629
                                                                    ==============

                        See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
                                   YEAR ENDED
                                DECEMBER 31, 2000

Sales, net                                       $ 13,595,490
                                                 ---------------
Cost of sales:
   Meat                                             9,327,104
   Labor                                            2,548,031
   Supplies                                         1,849,842
   Other                                              289,362
                                                 ---------------

Total cost of sales                                14,014,339
                                                 ---------------

Gross loss                                           (418,849)
                                                 ---------------

Operating expenses:
   Professional fees:
      Consulting                                    2,030,007
      Other                                           251,136
   Salaries, wages and related expenses               429,157
   Depreciation                                       333,866
   Cleaning                                           152,455
   Utilities                                          135,977
   Rent                                               130,774
   Freight out                                        129,598
   Insurance                                          101,033
   Travel and entertainment                            79,354
   Office                                              68,352
   Commissions                                         63,493
   Repairs and maintenance                             57,536
   Taxes                                               43,762
   Waste removal                                       39,654
   Telephone                                           38,979
   Advertising and promotion                           38,227
   Provision for doubtful accounts                     25,595
   Equipment rental                                    18,729
   Miscellaneous                                       15,584
                                                 ---------------
Total operating expenses                            4,183,268
                                                 ---------------
Loss from operations                               (4,602,117)
Interest expense                                      351,458
                                                 ---------------

Net loss                                         $ (4,953,575)
                                                 ===============
Loss per share                                   $      (0.52)
                                                 ===============
Average shares outstanding                          9,467,707
                                                 ===============

                        See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF CASH FLOWS
                                   YEAR ENDED
                                DECEMBER 31, 2000

Cash flows used for operating activities:
    Net loss                                                           $(4,953,575)
    Adjustments:
           Provision for doubtful accounts                                  25,595
           Depreciation                                                    333,866
           Common stock issued for:
              Compensation                                                 125,600
              Interest                                                     226,130
              Consulting services                                        1,896,600
               Changes in assets and liabilities Increase in:
               Receivables                                              (1,311,097)
               Inventory                                                  (465,277)
               Prepaid expenses                                            (38,452)
               Accounts payable                                          2,678,730
               Accrued expenses                                            236,227
                                                                       --------------
Net cash used for operating activities                                  (1,245,653)
                                                                       --------------

Net cash used for investing activities:
    Purchase of property and equipment                                    (812,962)
    Security deposits                                                      (27,366)
                                                                       --------------
Net cash used for investing activities                                    (840,328)

Cash flows from financing activities:
    Proceeds from issuance of common stock                               1,238,500
    Proceeds from issuance of debt                                       1,515,240
    Repayments on debt                                                    (482,454)
    Repayments on capital lease obligations                               (277,576)
                                                                       --------------
Net cash provided by financing activities                                1,993,710
                                                                       --------------

Net decrease in cash                                                       (92,271)

Cash, beginning of year                                                     92,271
                                                                       --------------

Cash, end of year                                                      $      --
                                                                       ==============

Supplemental disclosures of cash flow information:
    Interest paid during the period                                    $   114,125
                                                                       ==============

    Non-cash items:
    Forgiveness of debt from a shareholder/officer                     $   270,000
    Common stock issued for equipment                                      311,325
    Purchase of equipment under capital lease agreements                   834,749
    Debt converted into common stock                                       995,240
    Increase in additional paid in capital
       and deferred compensation                                           418,650

                              See notes to financial statements

                              PINNACLE FOODS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 2000


                                                     Common stock
                                          ------------------------------------
                                                    $.01 par value
                                          ------------------------------------
                                             50,000,000 shares authorized
                                          ------------------------------------
                                             Shares                     Additional
                                            issued or                    paid-in                       Deferred
                                            issuable         Amount      capital           Deficit    compensation       Total
                                          ------------------------------------------------------------------------------------------

Balance, January 1, 2000                    8,250,000       $82,500      $337,500       $ (529,441)                     $(109,441)

Net loss                                                                                (4,953,575)                    (4,953,575)

Grant of compensatory options                                             418,650                     $(418,650)                -

Common stock issued or issuable for:
   Cash                                     1,275,000        12,750     1,225,750                                       1,238,500
   Compensation                               785,000         7,850       117,750                                         125,600
   Equipment                                  202,300         2,023       309,302                                         311,325
   Consulting                               1,505,000        15,050     1,881,550                                       1,896,600
   Interest                                   209,998         2,100       224,030                                         226,130
   Convertible debt                         1,140,000        11,400       983,840                                         995,240

Shareholder/officer debt forgiveness                                      270,000                                         270,000
                                          ------------------------------------------------------------------------------------------

Balance, December 31, 2000                 13,367,298    $  133,673    $5,768,372     $ (5,483,016)   $(418,650)      $       379
                                          ==========================================================================================


                        See notes to financial statements

                              PINNACLE FOODS, INC.

                      NOTES TO AUDITED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



1.   Business description and summary of significant accounting policies:

     Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

     Inventory:
     The Company's inventories are valued at the lower of first-in, first-out cost or market. Inventories consist of the following:

         Beef, pork, veal, lamb                      $272,000
         Packaging supplies                           200,000
         Finished goods                                 5,765
                                                     --------
                                                     $477,765
                                                     ========

     Property and equipment:

     Items capitalized as property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets by the straight line method. Maintenance and repair cost are expensed as incurred. Improvements that materially extend the life of an asset are capitalized.

     Revenue recognition:
     Revenues from sales are recorded upon shipment to customers.

     Advertising costs:
     These expenses are recorded when incurred. They amounted to $38,227 in 2000.

     Start- up costs:
     In accordance with Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," costs of start-up activities, including organization costs, are expensed as incurred. Prior to SOP 98-5, start-up costs were capitalized and amortized into operations over a period of time.

     Fair value:
     The fair value of the Company's financial instruments approximate the amounts recorded in the financial statements.

     Use of estimates:
     Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

     Loss per share:

     Basic loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common share outstanding. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no dilutive potential common shares in 2000 because the assumed exercise of the options would be anti-dilutive.

     Cash concentrations:

     The Company maintains its principal cash accounts in commercial banks located in Pennsylvania. Accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2000, cash balances in commercial banks exceeded the FDIC insurance coverage by $155,000. At December 31, 2000, approximately $17,000 of a cash overdraft was included in accounts payable.

     Significant customers:

     During the period January 1, 2000 through December 31, 2000, the Company had three customers that accounted for approximately 51%, 27% and 16% of the Company's sales. These customers accounted for 59%, 5% and 30% of Company's accounts receivable at December 31, 2000.

     Property and equipment:

     Property and equipment at December 31, 2000 is comprised of the following:

         Equipment                                          $ 2,683,258
         Leasehold improvements                                 304,225
         Furniture and fixtures                                  28,539
         Computer                                                14,552
                                                            -----------
                                                              3,030,574
                                                            -----------
         Accumulated depreciation                             ( 369,846)
                                                            -----------

                                                            $ 2,660,728
                                                            ===========


     $1,376,117 and $157,404 is included in equipment and accumulated depreciation for assets that were purchased via capital leases.

     Notes payable:

     Notes payable consists of the following at December 31, 2000:

                  Note payable (a)                            $ 300,000

                  Note payable (b)                              100,000
                                                              ---------

                                                              $ 400,000
                                                              =========

     Note payable (a) is unsecured, non-interest bearing effective November 22, 2000 and matures August 1, 2001. The note holder has the option of converting the loan into common stock at a conversion rate of $1 a share prior to August 1, 2001. If the conversion right has not been exercised by August 1, the note is automatically converted at $1 a share. The Company paid additional consideration to the note holder in form of 75,000 shares of common stock at the inception of the note and an additional 37,500 shares at September 2000. The additional consideration was recorded as interest expense. The note holder is a shareholder.

     Note payable (b) is unsecured and matures June 30, 2001. It bears interest at 10% per annum. Subsequent to December 31, 2000, this note was converted into common stock at a conversion rate of $1.50 a share. The Company paid additional consideration to the note holder of 25,000 shares of common stock at the inception of the note and an additional 12,500 shares at September and December 2000. The additional consideration was recorded as interest expense.

     In addition to the above notes, the Company borrowed approximately $995,000 in 2000 to fund working capital and debt refinancing. These borrowings were repaid with the common stock of the Company. These borrowings were unsecured and bore interest between 8% and 10.5% per annum. The conversion ratio for these borrowings ranged between $0.75 to $1.25 a share.

     Capital lease obligations:

     The Company is a lessee under capital leases for various equipment.

     Maturities under capital leases for the five years subsequent to December 31, 2000 are as follows:

        2001                                                    $ 357,901
        2002                                                      285,660
        2003                                                      283,560
        2004                                                      300,790
        2005                                                       86,003
                                                              -----------
        Total capital leases payable                            1,313,914
        Less amounts representing interest                        265,844
                                                              -----------

        Present value of net minimum lease payments           $ 1,048,070
                                                              ===========

     Stockholders' equity:

     Common stock:

     There are 50,000,000 shares of common stock, $.01 par value, authorized; 13,367,298 shares issued and outstanding. During 2000, the Company issued 785,000, 202,300, 1,505,000, 209,998 and 1,140,000 of common stock for compensation, asset purchases, consulting, interest and loan conversions, respectively. The amounts charged to operations were $125,600 for compensation, $1,896,600 for consulting and $226,130 for interest. In accordance with Financial Accounting Standard Board Statement No. 123. "Accounting for Stock-Based Compensation," the valuation of the stock issuances was determined by the services rendered, asset received or the market value of the stock at the time of issuance. The stock issued for the loan conversions was determined by the conversion rights included in the debt agreements. In addition, the Company sold approximately 1,275,000 for prices ranging from $.75 to $1.50 a share.

     Additional paid-in capital:
     Included in additional paid-in capital is debt forgiveness from a former shareholder/officer in the amount of $270,000. In accordance with Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt", this transaction was treated as a capital transaction. This transaction was completed in conjunction with the shareholder/officer termination from the Company, sale of his stock and release from his personal guarantee of Company debt. This debt arose in 1999 ($250,000) and 2000 ($20,000). Interest was due monthly and calculated at 1% above the prime rate. The proceeds of this debt was used for working capital. The original maturities were July 2001 and June 2000, respectively. No gain or loss was recognized on this transaction. Other transactions included in additional paid-in capital are deferred compensation expense (see stock option footnote) and the interest expense for the debt conversion, as required by Emerging Issues Task Force Issue No. 85-17 "Accrued interest upon conversion of convertible debt."

     Stock options:
     In 1999, The Board of Directors and shareholders approved a stock option plan in which incentive stock options and non-qualified stock options may be granted. The 1999 plan provides for the grant of options to purchase up to 1,500,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 135,000 options were available for grant at December 31, 2000. The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. In addition, the Board of Directors granted 200,000 options outside of the 1999 stock option plan. All outstanding options vest over four years and terminate between five and ten years, after grant.

     Changes in outstanding common stock options granted are summarized below:

                                                  Number            Average
                                                    of             exercise
                                                  shares             price
                                                  ------             -----

         Balance at beginning of year               50,000            $ .16

         Options granted                         1,565,000              .36

         Options forfeited                         150,000              .16
                                                 ---------            -----

         Balance at end of year                  1,565,000            $ .36
                                                 =========            =====

         Options exercisable at year-end            12,500           $  .16

     Exercise prices and remaining contractual lives are summarized below:


         Number of Options          Option price               Remaining life
         -----------------          ------------               --------------

            355,000                    $  .16                       8.30

            450,000                       .30                       9.68

            550,000                       .33                       9.66

            210,000                     $1.00                       9.68

     The Company in accordance with an election under generally accepted accounting principles for stock options has recorded no compensation cost, except for those shares whose exercise price was less than the fair market value on the measurement date, for its stock options. The excess between the fair market value of the shares on the measurement date over the exercise price is recorded as deferred compensation and will be charged to operations over the vesting period of four years.

     Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the plans, the Company's net loss and per share amounts would have been changed to the proforma amounts disclosed below:

         Net loss:
           As reported                                $(4,953,575)
           Proforma                                    (4,984,117)


         Basic loss per share:
           As reported                                $(      .52)
           Proforma                                    (      .53)

     The fair values were determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

         Dividend yield                                       .00%
         Risk free interest rate                             6.08%
         Expected life                                    10 years
         Volatility                                        107.10%

     Income taxes:

     The Company has $5,450,000 in federal and state net operating loss carryovers, which can be used to offset future taxable income. The federal and state net operating loss carryforwards begin to expire in the year 2019 and 2009, respectively.

     In 2000, the tax benefit of the current year net operating loss carryforward of $2,131,000 was offset by a valuation provision. The reconciliation between income tax benefit at the federal statutory rate of 34% and tax on the Statement of Operations is as follows:

         Federal income tax benefit
             at the statutory rate                                 $1,684,000
         State income tax benefit                                     446,000
         Other                                                          1,000
                                                                   ----------
                                                                    2,131,000
         Valuation allowance                                        2,131,000
                                                                   ----------
         Tax benefit per the Statement of Operations               $        0
                                                                   ==========

     The components of the Company's deferred tax assets are as follows:

         Net operating loss carryforward                           $2,291,000
         Other                                                         15,000
                                                                   ----------
         Total deferred tax assets                                  2,306,000
           Valuation allowance                                      2,306,000
                                                                   ----------
                                                                   $        0
                                                                   ==========


     The valuation allowance at December 31, 1999 was $175,000.

     Lease commitments:

     The Company leases its Philadelphia and Pottstown locations. The Philadelphia lease is for a term of 37 months ending August 31, 2002 and requires monthly payments of $5,500. This property is leased from individuals were are related to a former shareholder/officer. The Pottstown lease is for an initial term of one year ending April 30, 2001 with an automatic renewal of three consecutive periods of one year each unless 60 day notification is given by the Company prior to the end of the initial term or renewal term and requires monthly payments of $7,500. Total rent expense under these leases was approximately $131,000.

     Future minimum rentals under these leases, assuming a one year renewal of the Pottstown lease, are as follows:

           2001                                         $158,000
           2002                                           76,000


     Related party transaction:

     During 2000, the Company engaged a shareholder to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. The shareholder is also the holder of note payable (a) referred to in footnote 6. The agreement provides that the Company would issue to the shareholder 1.1 million shares of Company common stock on February 1, 2001, and upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, a second group of 1.1 million shares of Company common stock.

     The agreement also provides that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock shall be sold in a single transaction or a series of related transactions, the shareholder shall be entitled to receive the second group of 1.1 million shares. The agreement further provides that if the Company sells new shares at a price of less than $2.50 per share at any time after the shareholder becomes entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement is increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted the shareholder an option to acquire for no additional consideration up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances.

     The Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by the shareholder and disputes its obligation to deliver any shares of Company common stock to the shareholder. The Company also terminated the agreement on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained. The shareholder contests the Company's assertions and the matter may result in litigation.

     Because of the pendency of the dispute, the Company is unable to determine with certainty the actual number of shares, if any, which it will be required to issue to the shareholder; however, the Company is nonetheless required to treat the matter in some manner to complete its financial statements. Accordingly, the Company has chosen to include the initial group of 1.1 million shares in the foregoing Statement of Stockholders' Equity and has charged $1.65 million (representing the 1.1 million shares at a price of $1.50 per share) to operations for the year ended December 31, 2000 on account of the consulting services allegedly provided by the shareholder pursuant to the agreement. Despite this presentation, the Company disputes its obligation to deliver any such shares, and when the matter is ultimately resolved, an appropriate accounting entry will be made to reflect the difference between the shares issued in such resolution, if any, and the number of shares recorded on the foregoing financial statements.

     Litigation:

     In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial statements of the Company will not be materially affected by the outcome of such legal proceedings.

     Subsequent event:

     On April 24, 2001, the Company entered into a non-binding agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield will purchase shares of the Company which will result in Smithfield owning 50% of the issued shares upon completion of the transaction (approximately 13,500,000 shares) for $6,000,000. In addition, Smithfield will provide the Company with a $30,000,000 revolving loan. The loan will bear interest at 1% above prime and will be secured by all of the Company's assets, and will mature in five years.

                              PINNACLE FOODS, INC.

                        JULY 20, 1999 (INCEPTION) THROUGH
                                DECEMBER 31, 1999

                          Independent Auditors' Report

Board of Directors
Pinnacle Foods, Inc.
Pottstown, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity deficiency and cash flows for the period July 20, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period July 20, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



KRONICK KALADA BERDY & CO., P.C.
Kingston, Pennsylvania
August 10, 2001

                              PINNACLE FOODS, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1999

                                     ASSETS

Current Assets:
  Cash                                                                    $    92,271
  Accounts receivable                                                         100,102
  Inventory, packaging supplies                                                12,488
  Prepaid expenses                                                             11,382
                                                                          -------------
   Total current assets                                                       216,243
                                                                          -------------

Property and equipment                                                      1,071,039
Less accumulated depreciation                                                  35,980
                                                                          -------------
   Net property and equipment                                               1,035,059
                                                                          -------------

Other assets                                                                   11,832
                                                                          -------------

                                                                          $ 1,263,134
                                                                          =============



                 LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIENCY

Current Liabilities:
  Current installment of:
     Capital lease obligations                                            $   105,000
     Notes payable, other                                                     136,512
  Accounts payable                                                            209,147
  Accrued expenses                                                             40,078
                                                                          -------------
   Total current liabilities                                                  490,737
                                                                          -------------

Notes payable:
  Shareholder                                                                 250,000
  Other, less current portion                                                 245,942
Capital lease obligations, less current portion                               385,896
                                                                          -------------
                                                                              881,838
                                                                          -------------

Stockholders' equity deficiency
  Common Stock                                                                 82,500
  Additional paid-in capital                                                  337,500
  Deficit                                                                    (529,441)
                                                                          -------------
                                                                             (109,441)
                                                                          -------------

                                                                          $ 1,263,134
                                                                          =============

                        See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

Sales, net                                      $   237,530
                                                -----------

Cost of sales:
  Meat                                                1,485
  Labor                                             176,335
  Supplies                                          218,540
                                                -----------

Total cost of sales                                 396,360
                                                -----------

Gross loss                                         (158,830)
                                                -----------

Operating expenses:
  Professional fees:
     Consulting                                      17,500
     Other                                           32,112
  Salaries, wages and related expenses              105,105
  Depreciation                                       35,980
  Cleaning                                           12,493
  Utilities                                          10,699
  Freight out                                        13,375
  Rent                                               29,964
  Insurance                                          14,915
  Travel and entertainment                           17,339
  Office                                             11,538
  Repairs and maintenance                            13,987
  Taxes                                               5,767
  Waste removal                                       2,798
  Telephone                                           4,968
  Advertising and promotion                          11,734
  Equipment rental                                      581
  Miscellaneous                                       4,448
                                                -----------

  Total operating expenses                          345,303
                                                -----------

Loss from operations                               (504,133)

Interest expense                                     25,308

Net loss                                        $  (529,441)
                                                ===========

Loss per share                                  $     (0.08)
                                                ===========

Average shares outstanding                        6,275,992
                                                ===========


                        See notes to financial statements

                              PINNACLE FOODS, INC,
                             STATEMENT OF CASH FLOWS
               JULY 20, 2999 (INCEPTION) THROUGH DECEMBER 31, 1999

Cash flows used for operating activities:
     Net loss                                                      $  (529,441)
     Adjustments:
         Depreciation                                                   35,980
           Changes in assets and liabilities
          Increase in:
            Receivables                                               (100,102)
            Inventory                                                  (12,488)
            Prepaid expenses                                           (11,832)
            Accounts payable                                           209,147
            Accrued expenses                                            40,078
                                                                   -----------
Net cash used for operating activities                                (368,658)
                                                                   -----------

Cash flows used for investing activities:
     Purchase of property and equipment                               (530,039)
     Security deposits                                                 (11,382)
                                                                   -----------
Net cash used for investing activities                                (541,421)
                                                                   -----------

Cash flows provided by financing activities:
     Proceeds from issuance of common stock                            420,000
     Proceeds from note payable - shareholder                          250,000
     Proceeds from note payable - other                                395,443
     Repayments on note payable - other                                (12,989)
     Repayments on capital lease obligations                           (50,104)
                                                                   -----------
Net cash provided by financing activities                            1,002,350
                                                                   -----------

Increase in cash and cash, end of period                           $    92,271
                                                                   ===========

Supplemental disclosures of cash flow information:
     Interest paid during the period                               $    19,303
                                                                   ===========

    Non-cash items:
     Purchase of equipment under capital lease agreements          $   541,000
                                                                   ===========

                        See notes to financial statements

                              PINNACLE FOODS, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY DEFICIENCY
               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999



                                           Common stock
                                ------------------------------------
                                          $.01 par value
                                ------------------------------------
                                   50,000,000 shares authorized
                                ------------------------------------
                                      Shares                              Additional
                                    issued or                              paid-in
                                     issuable           Amount             capital            Deficit            Total
                                ------------------------------------------------------------------------------------------
Common stock issued to:
   Incorporators                       6,000,000     $   60,000                                              $    60,000
   Other shareholders                  2,250,000         22,500         $  337,500                               360,000

Net loss                                                                                  $   (529,441)         (529,441)
                                -----------------------------------------------------------------------------------------

Balance, December 31, 1999             8,250,000     $   82,500         $  337,500        $   (529,441)      $  (109,441)
                                =========================================================================================

                        See notes to financial statements

                              PINNACLE FOODS, INC.

                          NOTES TO FINANCIAL STATEMENTS

               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

1.   Business description and summary of significant accounting policies:

     Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

     Inventory:
     The Company's inventory of packaging supplies are valued at the lower of first-in, first-out cost or market. During 1999, the Company did not take title to the meat that it prepared for the case-ready distribution.

     Property and equipment:
     Items capitalized as property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets by the straight-line method. Maintenance and repair costs are expenses as incurred. Improvements that materially extend the life of an asset are capitalized.

     Revenue recognition:
     Revenues from sales are recorded upon shipment to customers and represents processing fees on customer product. The Company uses the specific write-off method to provide for doubtful accounts, because management believes that uncollectible amounts are immaterial. No allowance reserves for returns and allowances are provided since such amounts are minimal.

     Start-up costs:
     In accordance with Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," costs of start-up activities, including organization costs, are expensed as incurred. Prior to SOP 98-5, start-up costs were capitalized and amortized into operations over a period of time.

     Fair value of financial instruments:
     The fair value of the Company's financial instruments approximate the amounts recorded in the financial statements.

     Use of estimates:
     Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

2.   Loss per share:

     Basic loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. However, there were no dilutive potential common shares in 1999 because the assumed exercise of the options would be anti-dilutive. Incorporator shares are included in the computation effective July 20.

3.   Cash concentrations:

     The Company maintains its principal cash accounts in a commercial bank located in Pennsylvania. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 1999, cash balances in the commercial bank exceeded the FDIC insurance coverage by $102,000.

4.   Significant customers:

     During the period July 20, 1999 through December 31, 1999, the Company had two customers that accounted for approximately 54% and 40% of the Company's sales. These customers accounted for 65% and 21% of accounts receivable at December 31, 1999.

5.   Property and equipment:

     Property and equipment at December 31, 1999 are comprised of the following:

                  Equipment                             $1,016,736
                  Leasehold Improvements                    29,000
                  Furniture and Fixtures                    20,037
                  Computer                                   5,266
                                                       -----------
                                                         1,071,039
                  Accumulated Depreciation            (     35,980)
                                                       -----------

                                                       $ 1,035,059
                                                       ===========

     $541,000 and $16,000 is included in equipment and accumulated depreciation for assets that were purchased via capital leases.

6.   Note payable - shareholder:

     Note payable - shareholder consists of an unsecured advance from shareholder/officer of the Company. The proceeds of this debt were used for working capital. Interest is calculated at 1% above the national prime rate and is due monthly. The loan principal was originally due on July 31, 2001, but during fiscal year 2000, this debt was forgiven. The transaction was completed in conjunction with the shareholder/officer termination from the Company, sale of his stock and release from his personal guarantee of Company debt. The Company incurred $5,900 of interest expense for the note payable.

7.   Notes payable, other:

     9.25% note payable, unsecured, due in monthly installments of $6,282, including principal and interest. Interest is calculated at 9.25%. The note is guaranteed by two shareholders of the Company. During fiscal year 2000,
     the loan was repaid from the common stock sale proceeds.          $296,031

     15% note payable due in monthly installments of $10,213, including principal and interest, maturing in September 2000. The note is
     collateralized by equipment.                                       86,423
                                                                      --------
                                                                       382,454
               Less current portion                                   (136,512)
                                                                      --------

                                                                      $245,942
                                                                      ========

8.   Capital lease obligations:

     The Company is a lessee under capital leases for various equipment.

     Maturities under capital leases for the five years subsequent to December 31, 1999 are as follows:

               2000                                                 $137,415
               2001                                                  117,408
               2002                                                  116,760
               2003                                                  115,854
               2004                                                   93,056
                                                                    --------
               Total capital leases payable                          580,493
               Less amounts representing interest                     89,597
               Present value net minimum lease payment              $490,896
                                                                    ========

9.   Stock options:

     The Board of Directors and shareholders approved a stock option plan in which incentive stock options and non-qualified stock options may be granted. The plan provides for the grant of options to purchase up to 1,500,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 1,450,000 options were available for grant at December 31, 1999.

     The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. All outstanding options vest over four years and terminate in five years after grant.

     Changes in outstanding common stock options granted are summarized below:

                                                     Number of Shares   Avg exercise Price
                                                     ----------------   ------------------

              Options granted                               50,000            $ .16
              Options forfeited                                  0
                                                            ------            -----
              Balance at end of year                        50,000            $ .16
                                                            ======            =====

              Options exercisable at year-end                    0                0

     Proforma net loss and loss per share as calculated under Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was not significant and was not recorded because of the issuance of the options and the effect of their vesting periods.

10.  Income taxes:

     The Company has $529,000 in federal and state net operating loss carryovers, which can be used to offset future taxable income. The federal and state net operating loss carryforwards expire in the years 2019 and 2009, respectively.

     In 1999, the tax benefit of the current year net operating loss carryforward of $175,000 was offset by a valuation provision.

     The components of the Company's deferred tax assets are as follows:

              Net operating loss carryforward                  $175,000
              Valuation allowance                               175,000
                                                               --------
                                                                      0
                                                               ========

11.  Lease commitments:

     The Company leases its Philadelphia location. The lease is for a term of 37 months ending August 31, 2002 and requires monthly payments of $5,500. This property is leased from individuals who are related to a shareholder/ officer who was terminated in 2000, see footnote 6. Total rent expense under this lease was approximately $30,000.

     Future minimum rentals under this lease are as follows:

                2000           $66,000
                2001            66,000
                2002            44,000

12.  Subsequent events:

     Transaction with shareholder:
     -----------------------------

     During 2000, the Company engaged an individual who became a shareholder in 2000 to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. The agreement provides that the Company would issue to the shareholder 1.1 million shares of Company common stock on February 1, 2001, and upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, a second group of 1.1 million shares of Company common stock.

     The agreement also provides that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock shall be sold in a single transaction or a series of related transactions, the shareholder shall be entitled to receive the second group of 1.1 million shares. The agreement further provides that if the Company sells new shares at a price of less than $2.50 per share at any time after the shareholder becomes entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement is increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted the shareholder an option to acquire for no additional consideration up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances.

     The Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by the shareholder and disputes its obligation to deliver any shares of Company common stock to the shareholder. The Company also terminated the agreement on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained. The shareholder contests the Company's assertions and the matter may result in litigation.

     Because of the pendency of the dispute, the Company is unable to determine with certainty the actual number of shares, if any, which it will be required to issue to the shareholder.

     Smithfield
     ----------

     On June 27, 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield's owning 50% of the issued shares upon completion of the transaction for $6,000,000. In addition, Smithfield provided the Company with a $30,000,000 revolving loan. The loan bears interest at 1% above prime and is secured by all of the Company's assets, and will mature in five years.

     Other
     -----

     See notes 6 and 7 for information about subsequent debt transactions.

13.  Litigation:

     In the normal course of business, there are various outstanding legal proceedings to which the Company is a party. In the opinion of management, after consultation with legal counsel, the financial statements of the Company will not be materially affected by the outcome of such legal proceedings.

                                    Part III

Item 1.   Index to Exhibits.



         3.1      Articles of Incorporation (with amendments thereto)

                  3.1.1    Original Articles of Incorporation

                  3.1.2    Articles of Amendments

                  3.1.3    Statement of Change of Registered Office

         3.2      Amended and Restated By-laws

         10.1 Employment Agreement by and between Pinnacle Foods, Inc. and Michael D. Queen dated March 1, 2001

         10.2 Termination Agreement by and between Pinnacle Foods, Inc. and Samuel Lundy dated June 9, 2000

         10.3 Agreement by and between Pinnacle Foods, Inc. and United Food & Commercial Workers Union Local 56, AFL-CIO dated October 1, 1999 (as amended February 1, 2001)

         10.4 Agreement by and between Pinnacle Foods, Inc. and Robert V. Matthews dated November 22, 2000

         10.5     Loan Agreement by and between Pinnacle Foods, Inc. and Robert
                  V. Matthews dated June 29, 2000

         10.6 Amended and Restated Lease Agreement between Pinnacle Foods, Inc. and Theodore C. Asousa and Theodore Asousa, Jr., T/A Asousa Partnership dated April 1, 2000 with respect to Pottstown Facility

         10.7 Lease Agreement by and between Pinnacle Foods, Inc. and S. Lundy & Sons, Inc. dated August 1, 1999 with respect to Philadelphia Facility

         10.8 Stock Purchase Agreement by and between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated May 31, 2001

         10.9 Warrant Certificate of Pinnacle Foods, Inc. issued to Smithfield Foods, Inc. dated June 27, 2001

         10.10 The Standstill Agreement by and between Pinnacle Foods, Inc., Smithfield Foods, Inc., Ellis M. Shore and Michael D. Queen dated June 27, 2001

         10.11 Registration Rights Agreement between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated June 27, 2001

         10.12 Credit Agreement between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated June 27, 2001

         10.13 Indemnification Agreement between Pinnacle Foods, Inc. and Ellis M. Shore dated June 27, 2001

         10.14 Consulting Agreement between Pinnacle Foods, Inc. and Ellis M. Shore dated March 1, 2001

         10.15 Employment Agreement between Pinnacle Foods, Inc. and Dennis Bland dated June 28, 2001

         16.1     Letter on Change in Certifying Accountant                   36

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PINNACLE FOODS, INC.


Date:  October 10, 2001                    By: /s/ Thomas McGreal
                                               ---------------------------------
                                               Thomas McGreal, Vice President